United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER&CO, INC. NOTICE OF RELEVANT EQUITY SALE INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) ("Inter&Co" or “Company”) hereby announces that it was informed by Squadra Investimentos Gestão de Recursos Ltda. (“Squadra”), enrolled with the CNPJ/ME under the No. 09.267.871/0001-40, and Squadra Investments Gestão de Recursos Ltda. (“Squadra”), enrolled with the CNPJ/ME under the No. 09.278.157/0001-58, both with head office at Avenida Borges de Medeiros 633, suite 604, City and State of Rio de Janeiro, that the funds and non-resident investors under their management (“Investors”) now hold, in aggregate, 32,082,939 securities issued by Inter&Co, of which 6,005 are Class A Common Shares (INTR) and 32,076,934 are Brazilian Depositary Receipts (INBR32), representing all together approximately 9.97% of the Class A Common Shares issued by Inter&Co. According to Squadra, the equity mentioned above is held strictly for investment purposes and is not aimed at changing the control or management structure of the Company. Belo Horizonte, June 11, 2024. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks

Rio de Janeiro, 7 de junho de 2024. À INTER & Co, Inc. At.: Santiago Horácio Stel Diretoria de Relações com Investidores Via email santiago.stel@inter.co; maria.ferreira@inter.co Prezados Senhores, A SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA. (CNPJ/MF 09.267.871/0001-40) e SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. (CNPJ/MF 09.278.157/0001-58), ambas com sede na cidade e estado do Rio de Janeiro, na Av. Borges de Medeiros nº 633, salas 604 (parte), vêm, nos termos da Resolução CVM n.º 44/2021, conforme alterada, solicitar a V.Sas. a divulgação, por meio do Sistema IPE, do seguinte “Comunicado ao Mercado”: COMUNICADO AO MERCADO Fundos de investimento geridos por SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA. e investidores não residentes geridos por SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. (“Investidores”), nos termos da Resolução CVM n.º 44/2021, conforme alterada, vêm informar que, em negociações realizadas no pregão da Bolsa de Valores de São Paulo – BOVESPA, negociaram valores mobiliários de emissão da INTER & CO, Inc (“Companhia”), sendo que, nesta data os Investidores passaram a deter 32.082.939 (trinta e dois milhões, oitenta e dois mil, novecentos e trinta e nove) ações, equivalentes a 9,97% (nove inteiros e noventa e sete centésimos por cento) das Class A Common Shares emitidas pela Inter&Co.. A referida participação dos Investidores é representada por (i) 32.076.934 (trinta e dois milhões, setenta e seis mil, novecentos e trinta e quatro) Brazilian Depositary Receipts (INBR32) detidos à vista, e (ii) 6.005 (seis mil e cinco) Class A Common Shares detidas à vista. Informamos que do total informado acima, 592.509 (quinhentos e noventa e dois mil, quinhentos e nove) Brazilian Depositary Receipts (INBR32) encontram-se doados em empréstimo. Os Investidores declaram que as aquisições realizadas não objetivam alterar a composição do controle ou a estrutura administrativa da Companhia. Permanecemos à disposição para quaisquer esclarecimentos. ____________________________________________________________ Squadra Investimentos - Gestão de Recursos Ltda. / Squadra Investments - Gestão de Recursos Ltda.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: June 11, 2024